SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)

                   Fortune Diversified Industries, Inc. (FDVI)
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   34963X 10 1
                                 (CUSIP Number)

                             Robert J. Milford, Esq.
                           Drewry Simmons Vornehm, LLP
                       8888 Keystone Crossing, Suite 1200
                           Indianapolis, Indiana 46240
                                 (317) 580-4848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      [ ].

                              (Page 1 of 13 Pages)

CUSIP No.   34963X 10 1                  13D                Page 2 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

John F. Fisbeck (along with Carter M. Fortune, Robert J. Kingston, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman
G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust (the "Trusts"), and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7. SOLE VOTING POWER: As of April 20, 2005, Mr. Fisbeck owns 16,377,023 shares over which he has sole voting power.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9. SOLE DISPOSITIVE POWER: As of April 20, 2005, Mr. Fisbeck owns 16,377,023 shares over which he has sole dispositive power.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 20, 2005, Messrs. Fisbeck, Fortune, Wolcott, Jr., the Trusts and Mr. Schafir are deemed to beneficially own an aggregate 84,561,375 shares of FDVI's Common Stock, through their membership in a Group. Mr. Kingston is deemed to beneficially own 6,592,754 shares.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            80.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:    IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 3 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

Carter M. Fortune (along with John F. Fisbeck, Robert J. Kingston, Norman G. Wolcott, Jr. and Norman G. Wolcott, Jr. as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust (the "Trusts"), and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7. SOLE VOTING POWER: As of April 20, 2005, Mr. Fortune owns 41,328,108 shares over which he has sole voting power.
--------------------------------------------------------------------------------
        8. SHARED VOTING POWER: As of April 20, 2005, Mr. Fortune is deemed to be the beneficial owner of 3,765,000 owned by Fortune Real Estate Development, LLC, and entity in which Mr. Fortune holds a membership interest and thereby shares voting and dispositive power over the shares held by the entity.
--------------------------------------------------------------------------------
        9. SOLE DISPOSITIVE POWER: As of April 20, 2005, Mr. Fortune owns 41,328,108 shares over which he has sole dispositive power.
--------------------------------------------------------------------------------
        10. SHARED DISPOSITIVE POWER: As of April 20, 2005, Mr. Fortune is deemed to be the beneficial owner of 3,765,000 owned by Fortune Real Estate Development, LLC, an entity in which Mr. Fortune holds a membership interest and thereby shares voting and dispositive power over the shares held by the entity.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 20, 2005, Messrs. Fisbeck, Fortune, Wolcott, Jr., the Trusts, and Mr. Schafir are deemed to beneficially own an aggregate 84,561,375 shares of FDVI's Common Stock, through their membership in a Group. Mr. Kingston is deemed to beneficially own 6,592,754 shares.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     80.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 4 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

Robert J. Kingston (along with John F. Fisbeck, Carter M. Fortune, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman
G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust (the "Trusts"), and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X](1)
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7. SOLE VOTING POWER: As of April 20, 2005, Mr. Kingston owns 6,592,754 shares over which he has sole voting power.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9. SOLE DISPOSITIVE POWER: As of April 20, 2005, Mr. Kingston owns 6,592,754 shares over which he has sole dispositive power.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 20, 2005, Messrs. Fisbeck, Fortune, Wolcott, Jr., the Trusts and Mr. Schafir are deemed to beneficially own an aggregate 84,561,375 shares of FDVI's Common Stock, through their membership in a Group. Mr. Kingston is deemed to beneficially own 6,592,754 shares.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     80.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

(1) On July 31, 2004 Mr. Kingston resigned as a Director of FDVI. Mr. Kingston therefore disaffirms his membership in the Group, as defined under Rule 13d-5(b)
(2) of the Exchange Act, as of July 31, 2004.

CUSIP No.    34963X 10 1                13D                Page 5 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

Norman G. Wolcott, Jr. (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston and Norman G. Wolcott, Jr., as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust (the "Trusts")and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7. SOLE VOTING POWER: As of April 20, 2005, Mr. Wolcott, Jr. owns 7,137,515 shares over which he has sole voting power.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9. SOLE DISPOSITIVE POWER: As of April 20, 2005, Mr. Wolcott, Jr. owns 7,137,515 shares over which he has sole dispositive power.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 20, 2005, Messrs. Fisbeck, Fortune, Wolcott, Jr., the Trusts, and Mr. Schafir are deemed to beneficially own an aggregate 84,561,375 shares of FDVI's Common Stock, through their membership in a Group. Mr. Kingston is deemed to beneficially own 6,592,754 shares.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     80.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 6 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

Norman G. Wolcott, Jr. as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust (the "Trusts") (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston, Norman G. Wolcott, Jr. and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER: As of April 20, 2005, the Trusts own
               2,853,729 shares over which Trustee has sole voting power, as Trustee. (2)(3)
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9. SOLE DISPOSITIVE POWER: As of April 20, 2005, the Trusts own 2,853,729 shares over which Trustee has sole dispositive power.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 20, 2005, Messrs. Fisbeck, Fortune, Wolcott, Jr., the Trusts, and Mr. Schafir are deemed to beneficially own an aggregate 84,156,375 shares of FDVI's Common Stock, through their membership in a Group. Mr. Kingston is deemed to beneficially own 6,592,754 shares.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     80.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON      IN

(2) On August 5, 2004, the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995 transferred 2,853,729 shares of FDVI Common Stock to Mr. Wolcott, Jr.

(3) On September 7, 2004 the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995 transferred 1,426,864 shares of FDVI Common Stock to the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and transferred 1,426,865 shares of FDVI Common Stock to the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust.

CUSIP No.    34963X 10 1                13D                Page 7 of 13 Pages
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS

Harlan M. Schafir (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust ("the Trusts"))
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  NA
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7. SOLE VOTING POWER: As of April 20, 2005, Mr. Schafir owns 13,100,000 shares over which Mr. Schafir has sole voting power.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9. SOLE DISPOSITIVE POWER: As of April 20, 2005, Mr. Schafir owns 13,100,000 shares over which Mr. Schafir has sole dispositive power.

--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 20, 2005, Messrs. Fisbeck, Fortune, Wolcott, Jr., the Trusts, and Mr. Schafir are deemed to beneficially own an aggregate 84,561,375 shares of FDVI's Common Stock, through their membership in a Group. Mr. Kingston is deemed to beneficially own 6,592,754 shares.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      80.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN

Item 1. Security and Issuer.

This Amendment No. 8 amends Items 2, 3, 4, 5(a)-(b) and (c) and 6 of Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, August 15, 2002, July 25, 2003 and October
10, 2003 ("Schedule 13D"), previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI") formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"), with principal offices located at 6402 Corporate Drive, Indianapolis, Indiana 46278. Mr. McLane is no longer a member of the group. Mr. Kingston was added to the group in August, 2002. Mr. Wolcott, Jr., individually, and as Trustee, was added to the group in July, 2003. Mr. Schafir was added to the group in October, 2003.

Item 2.  Identity and Background.

    (a)-(c) This Amendment 8 to Schedule 13D is being filed by:

Robert J. Kingston, along with John F. Fisbeck, Carter M. Fortune, Norman G. Wolcott, Jr., individually and as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust, and Harlan M. Schafir.

    (d)-(e) During the last five years, Mr. Kingston has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f) Mr. Kingston is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4. Purpose of the Transaction.

     (j) Effective July 31, 2004, Mr. Kingston resigned as a director of FDVI and therefore disaffirms his membership in the Group as of July 31, 2004. Mr. Kingston disaffirms his beneficial ownership of the shares beneficially owned by the other members of the Group as of July 31, 2004.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Mr. Kingston is the beneficial owner of 6,592,754 shares of FDVI common stock representing 6.3% of the outstanding common stock of FDVI. Mr. Kingston has sole dispositive and voting power over these shares. As stated on the Cover Page to this Schedule 13D/A, Mr. Kingston disaffirms his membership in the group as defined under Rule 13d-3(a) (1) of the Exchange Act, as of July 31, 2004. Messrs. Fisbeck, Fortune, Wolcott and Schafir, along with Trustee, are considered members of a group deemed to beneficially own 84,561,375 shares of FDVI common stock representing 80.4% of the outstanding common stock of FDVI, which totals 105,220,944 shares. Individually, each person has sole dispositive and voting power over the following shares of common stock: John F. Fisbeck, 16,377,023, (or 15.6%), Carter M. Fortune, 41,328,108 (or 39.3%), Norman G.
Wolcott, Jr., individually, 7,137,515 (or 6.8%), Norman G. Wolcott Jr., as Trustee, 2,853,729 (or 2.7%), and Harlan M. Schafir, 13,100,000 (or 12.4%).

(c) On March 3, 2005 Norman G. Wolcott, Jr. sold 2,400,000 shares of FDVI Common Stock held in his name to Fortune Real Estate Development, LLC for a price of $.3365 per share, a price that was predetermined pursuant to a Call Option on such shares. Carter M. Fortune, due to his membership interest, was also deemed to have acquired a pecuniary interest in 1,200,000 (50%) of the 2,400,000 shares sold to Fortune Real Estate Development, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The agreements described below in this Item 6 shall be collectively referred to as the "Agreements".

Mr. Kingston is a party to a Stock Purchase Agreement entered into the 31st day of July, 2002 by and between Mr. Kingston, FDVI, and Kingston Sales Corporation. The Stock Purchase Agreement contains provisions allowing Mr. Kingston to sell shares of FDVI stock owned by him to FDVI through use of a put option; the put option expired as of November 30, 2004. This Stock Purchase Agreement was filed as an exhibit to FDVI's Form 8-K filing on the 15th day of August, 2002. Mr. Kingston was also a party to a Voting Agreement entered into by and between himself, Carter M. Fortune and John F. Fisbeck on the 31st day of July, 2002. The Voting Agreement was also filed as an exhibit to FDVI's Form 8-K filing on the 15th day of August, 2002. Upon Mr. Kingston's election to the FDI Board of Directors, the purpose of the Voting Agreement was deemed fulfilled and the agreement thus terminated.

Mr. Wolcott, Jr. and the Trusts are party to an Option Agreement entered into the 3rd day of July, 2003 by and between Mr. Wolcott, Jr. the Trust, FDVI, and Carter M. Fortune. The Option Agreement contains provisions allowing the sale by Mr. Wolcott, Jr. and/or the Trust of FDVI shares to Carter M. Fortune through put/call rights. The Option Agreement was filed as an exhibit to FDVI's Form 8-K filing on the 17th day of July, 2003. Certain rights and obligations under this Option Agreement were subsequently exercised by Fortune Real Estate Development, LLC.

Mr. Schafir is a party to two Option Agreements. The first is an Option Agreement entered into the 1st day of October, 2003 by and between Harlan M. Schafir, Carter M. Fortune and Robert J. Kingston; the second is an Option Agreement entered into the 1st day of October, 2003 by and between Harlan M. Schafir, and FDVI, (collectively, "Option Agreements"). The Option Agreements are exhibits to FDVI's Form 8-k filing on the 10th day of October 2003.

The foregoing description of certain provisions of the Agreements, copies of which are filed as exhibits hereto and incorporated herein by reference, are not intended to be complete and are qualified in their entirety by reference to the full text of such Agreements.

                                  EXHIBIT INDEX

Exhibit No.         Description

Exhibit A           Joint Filing Statement


Exhibit 6.1 (1)     STOCK PURCHASE AGREEMENT entered into the 31st day of July,
                    2002 by and among FDVI, Robert J. Kingston, and Kingston
                    Sales Corporation.

Exhibit 6.2 (1)     VOTING AGREEMENT entered into the 31st day of July, 2002 by and among Robert J. Kingston, John F. Fisbeck and Carter M.
                    Fortune.

Exhibit 6.3 (2)     OPTION AGREEMENT entered into the 3rd day of July, 2003 by and among Norman G. Wolcott, Jr., the Norman G. Wolcott, Sr.
                    Lucile H. Wolcott Revocable Trust of 1995, FDVI and Carter
                    M. Fortune.

Exhibit 6.4 (3)     OPTION AGREEMENT entered into the 1st day of October, 2003 by and among Harlan M. Schafir, Carter M. Fortune and Robert
                    J. Kingston.

Exhibit 6.5 (3)     OPTION AGREEMENT entered into the 1st day of October, 2003 by and between FDVI and Harlan M. Schafir.




(1) (incorporated by reference from FDVI's Form 8-K filing of August 15, 2002).

(2) (incorporated by reference from FDVI's Form 8-K filing on July 17, 2003).

(3) (incorporated by reference from FDVI's Form 8-K filing on October 10, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2005

/s/ John F. Fisbeck
----------------------------
John F. Fisbeck

/s/ Carter M. Fortune
----------------------------
Carter M. Fortune

/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

/s/ Norman G. Wolcott, Jr.
----------------------------
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Trustee
----------------------------
Norman G. Wolcott, Jr., as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust

/s/ Harlan M. Schafir
----------------------------
Harlan M. Schafir

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 8 to Schedule 13D is filed on behalf of each of us.


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune


/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

/s/ Norman G. Wolcott, Jr.
----------------------------
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Co-Trustee
----------------------------
Norman G. Wolcott, Jr., as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust

/s/ Harlan M. Schafir
----------------------------
Harlan M. Schafir